Exhibit 99.4

January 30, 2015

VIA SEDAR

To:

All Applicable Commissions and Stock Exchanges Dear Sirs:

Re: VANC Pharmaceuticals Inc. (the “Company”)

As per National Instrument 54‐101 requirements, we advise the following with respect to the upcoming Meeting of Shareholders for the subject Company:

Issuer:	VANC Pharmaceuticals Inc.
CUSIP:	92143R105
ISIN:	CA 924143R1055
Meeting Date:	April 30, 2015
Meeting Type:	Annual General and Special
Record Date for Notice:	March 2, 2015
Record Date for Voting:	March 2, 2015
Beneficial Ownership Determination Date:	March 2, 2015
Class of Securities Entitled to Receive Notice:	Common
Class of Securities Entitled to Vote:	Common
Business Type:	Non‐routine
OBO Distribution Payment:	Issuer will not pay for OBO’s
Material Distributed to:	All Holders
Meeting Location:	Suite 615 – 800 West Pender St Vancouver, British Columbia

Yours truly,

VANC PHARMACEUTICALS INC.

Signed: “Aman Parmar”

Aman Parmar

Director and Chief Financial Officer